SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018.

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Page

EXPLANATORY NOTE	3

Note 22. Segment Information	5

EXPLANATORY NOTE

ORIX Corporation amends its report on Form 6-K furnished to the SEC on February 13, 2018 solely to file a corrected version of Note 22 “Segment Information.” This amendment does not affect any other parts of Form 6-K filed on February 13, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 20, 2018	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President and Chief Financial Officer
ORIX Corporation

22.	Segment Information

Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Loan, leasing and fee business
Maintenance Leasing	:	Automobile leasing and rentals, car-sharing, and test and measurement instruments and IT-related equipment rentals and leasing
Real Estate	:	Real estate development and rental, facility operation, REIT asset management, and real estate investment and advisory services
Investment and Operation	:	Environment and energy, principal investment, loan servicing (asset recovery), and concession
Retail	:	Life insurance, banking and card loan
Overseas Business	:	Leasing, loan, bond investment, asset management and aircraft and ship-related operations

Financial information of the segments for the nine months ended December 31, 2016 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥75,546	¥202,657	¥153,243	¥870,404	¥274,708	¥351,733	¥1,928,291
Segment profits	26,314	28,642	49,721	68,783	60,055	95,600	329,115

Financial information of the segments for the nine months ended December 31, 2017 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥86,091	¥207,085	¥138,632	¥1,073,655	¥336,381	¥358,340	¥2,200,184
Segment profits	37,551	31,085	52,084	62,648	63,274	109,576	356,218

Financial information of the segments for the three months ended December 31, 2016 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥23,551	¥67,837	¥49,159	¥331,362	¥123,613	¥111,090	¥706,612
Segment profits	6,440	8,987	14,274	16,742	24,548	44,090	115,081

Financial information of the segments for the three months ended December 31, 2017 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥32,108	¥70,037	¥42,877	¥299,234	¥116,876	¥119,699	¥680,831
Segment profits	15,502	10,647	8,093	23,721	20,324	28,179	106,466

Segment assets information as of March 31, 2017 and December 31, 2017 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
March 31, 2017	¥1,032,152	¥752,513	¥657,701	¥768,675	¥3,291,631	¥2,454,200	¥8,956,872
December 31, 2017	966,914	780,548	605,767	870,257	3,212,749	2,756,502	9,192,737

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, and the consolidation of certain variable interest entities (VIEs). Income taxes are not included in segment profits or losses because the management evaluates segments’ performance on a pre-tax basis. Additionally, net income attributable to noncontrolling interests and redeemable noncontrolling interests are not included in segment profits or losses because the management evaluates segments’ performance based on profits or losses (per-tax) attributable to ORIX Corporation Shareholders. Net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, which are recognized net of tax in the accompanying consolidated statements of income, are adjusted to profit or loss before income tax, when calculating segment profits or losses. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense, net) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, property under facility operations, investment in affiliates, inventories, advances for investment in operating leases (included in other assets), advances for investment in property under facility operations (included in other assets) and goodwill and other intangible assets recognized as a result of business combination (included in other assets) and servicing assets (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

For those VIEs that are used for securitization and are consolidated, for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

The reconciliation of segment totals to consolidated financial statement amounts is as follows:

	Millions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Segment revenues:
Total revenues for segments	¥1,928,291	¥2,200,184
Revenues related to corporate assets	8,251	8,136
Revenues related to assets of certain VIEs	3,327	2,282
Revenues from inter-segment transactions	(14,100)	(15,720)

Total consolidated revenues	¥1,925,769	¥2,194,882

Segment profits:
Total profits for segments	¥329,115	¥356,218
Corporate gains (losses)	(1,812)	(1,357)
Gains (losses) related to assets or liabilities of certain VIEs	27	(29)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	6,766	5,656

Total consolidated income before income taxes	¥334,096	¥360,488

	Millions of yen
	Three months ended December 31, 2016	Three months ended December 31, 2017
Segment revenues:
Total revenues for segments	¥706,612	¥680,831
Revenues related to corporate assets	1,284	1,187
Revenues related to assets of certain VIEs	1,096	444
Revenues from inter-segment transactions	(4,348)	(5,376)

Total consolidated revenues	¥704,644	¥677,086

Segment profits:
Total profits for segments	¥115,081	¥106,466
Corporate gains (losses)	(2,119)	(788)
Gains (losses) related to assets or liabilities of certain VIEs	(78)	(27)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	1,977	2,225

Total consolidated income before income taxes	¥114,861	¥107,876

	Millions of yen
	March 31, 2017	December 31, 2017
Segment assets:
Total assets for segments	¥8,956,872	¥9,192,737
Cash and cash equivalents, restricted cash	1,133,212	1,323,554
Allowance for doubtful receivables on direct financing leases and probable loan losses	(59,227)	(55,713)
Trade notes, accounts and other receivable	283,427	308,128
Other corporate assets	672,562	682,724
Assets of certain VIEs	245,049	100,488

Total consolidated assets	¥11,231,895	¥11,551,918

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

For the nine months ended December 31, 2016

	Millions of yen
	Japan	The Americas *1	Other *2*3	Total
Total Revenues	¥1,555,622	¥116,680	¥253,467	¥1,925,769
Income before Income Taxes	239,166	35,626	59,304	334,096

For the nine months ended December 31, 2017

	Millions of yen
	Japan	The Americas *1	Other *2*3	Total
Total Revenues	¥1,822,281	¥83,738	¥288,863	¥2,194,882
Income before Income Taxes	247,489	37,778	75,221	360,488

For the three months ended December 31, 2016

	Millions of yen
	Japan	The Americas *1	Other *2*3	Total
Total Revenues	¥588,151	¥29,382	¥87,111	¥704,644
Income before Income Taxes	72,695	19,594	22,572	114,861

For the three months ended December 31, 2017

	Millions of yen
	Japan	The Americas *1	Other *2*3	Total
Total Revenues	¥551,557	¥26,192	¥99,337	¥677,086
Income before Income Taxes	78,497	10,885	18,494	107,876

*1	Mainly the United States
*2	Mainly Asia, Europe, Australasia and Middle East
*3

ORIX Corporation Europe N.V. (hereinafter, ”ORIX Europe”), one of the Company’s subsidiaries domiciled in the Netherlands, which has changed its name from Robeco Groep N.V. on January 1, 2018, is a holding company owning asset management companies. Due to its customer base spread across the world, total revenues and income before income taxes of the company are included in “Other.” Based on its legal entity location, the revenues of ORIX Europe were ¥71,914 million in the Americas and ¥56,102 million in Other for the nine months ended December 31, 2016, and ¥76,330 million in the Americas and ¥65,204 million in Other for the nine months ended December 31, 2017, and ¥24,730 million in the Americas and ¥19,235 million in Other for the three months ended December 31, 2016, and ¥25,897 million in the Americas and ¥24,884 million in Other for the three months ended December 31, 2017.